January 10, 2013

Mr. John Dana Brown, Esq.

Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	T3 Motion, Inc.

Preliminary Information Statement on Schedule 14C

File No. 001-35133

Dear Mr. Brown:

On behalf of T3 Motion, Inc. (the “Company”), we are responding to the comments received from the Staff in a letter dated January 8, 2013 regarding the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”). Unless otherwise stated, capitalized items used herein shall have the same meaning as in the Information Statement.

1.	We note your response to our prior comment 2. We note your disclosure on page 4 that the securities purchase agreement required you to solicit and receive stockholder approval to effect the reverse stock split. As such, the reverse stock split involves the securities purchase agreement. Because the securities purchase agreement is an agreement to issue a material amount of senior securities you are required to provide the information required by Item 13(a) of Schedule 14A pursuant to Item 11(e) of Schedule 14A. Please revise to provide this information. Please refer to Note A to Schedule 14A.

RESPONSE: We respectfully disagree with the Staff’s conclusion that the Company is required to provide in the Information Statement, the information required by Item 13(a) of Schedule 14A pursuant to Item 11(e) of Schedule 14A. The Company intends to amend page 4 of the Information Statement to clarify the fact that the securities purchase agreement (the “SPA”) did not require the Company to solicit and receive stockholder approval to effect the reverse stock split prior to the consummation of the transactions contemplated thereby but rather it required the Company to deliver to the purchasers on or prior to the closing date, the written consent of all officers, directors and other stockholders holding more than 10% of the issued and outstanding shares of its common stock on the date of the agreement to certain actions, including the proposed reverse stock split. We note that while the defined term used in the SPA for closing deliverable consent was “Shareholder Approval” the definition in this context was not the same as stockholder approval under Delaware law (i.e. the vote of a majority of the outstanding or those present depending on the matter for which stockholder approval is sought). The reason that this request was made by certain of the purchasers was not to tie the consummation of the reverse stock split in any way to the consummation of the transactions contemplated by the SPA, including the issuance of the debentures, but rather to ensure that, in the event that the Company’s Board determined, following discussions between members of the Company’s management and representatives of NYSE:MKT that a reverse stock split was in the best interests of the Company’s stockholders, that it would not face the objections of any of the Company’s three largest stockholders (and in fact the only stockholders holding in excess of 10% of its outstanding common stock) in implementing the reverse stock split. The SPA did not require the Company to solicit or obtain the approval of any of its other stockholders to the potential reverse stock split nor did the SPA require any commitment by the Company or its Board of Directors to approve or implement a reverse stock split as a pre-condition to the consummation of the transactions contemplated thereby, including the issuance of the debentures. An undertaking to mail an information statement following the closing was included as a post-closing covenant in the SPA, the breach of which is in no way tied to the issuance of the debentures to the investors.

As previously disclosed in the Information Statement, the Company’s Board of Directors has not yet made any determination as to whether it wishes to proceed with a reverse stock split. This determination, as well as any determination with respect to a proposed split ration will only be made by the Board after further discussions between members of the Company’s management and representatives of NYSE:MKT have taken place.

We believe that the facts in this case are distinguishable from the example cited in Note A to Schedule 14A. Unlike a situation where stockholders are being asked to increase an issuer’s authorized capital and the issuer plans to use such additional capital to make an acquisition, there is no relationship between the approval of a potential reverse stock split that have or may not ever happen and the Company’s issuance of or ability to issue the debentures. We believe, therefore, that the reverse stock split does not “involve” the SPA.

Finally, we question, in this context, why the inclusion of Section 13(a) financial information in the Information Statement would be beneficial or meaningful to the Company’s stockholders as there is no future action with respect to the issuance of the debentures that remains to be taken. Typically, the benefit to stockholders of an information statement is to provide stockholders with a 20 day notice period before a corporate action can be taken so that, stockholders have the opportunity to raise any objections with respect to such action that they may have or to sell their securities prior to the date on which the action in question is to be taken. As noted in our previous response letter, there was no legal requirement for stockholder approval of the SPA or the securities issued pursuant thereto and the debentures were lawfully issued by the Company on November 27, 2012. The Company filed a Form 8-K on November 30, 2012, disclosing the issuance of the debentures that included copies of the SPA and the other transaction documents. The issuance of the debentures and the impact on the Company of such issuance will be reflected in the Company’s ongoing reports including the financial statements to be contained in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2012. The Company respectfully submits that the provision of pro forma financial information as of September 30, 2012 for an action that has already been taken and on which the stockholders were not entitled to vote does not address the intent and purpose of Item 11(e) and Item 13(a) of Schedule 14A, is not required by the letter of Note A to Schedule 14A and would be confusing to its stockholders.

The Company hereby acknowledges that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this filing. Should you have any questions concerning any of the foregoing, please contact the undersigned at 212-407-4935 or Angela Dowd at 212-407-4097.

/s/Fran Stoller
Fran Stoller

CC:	Sonia Bednarowski, Esq.

Rod Keller